UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2010, prepared as per US GAAP

USD in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2010 (Unaudited)	2009 (Unaudited)	2009 (Audited)

Net revenues	1,723	1,567	6,559
Cost of revenues	1,063	1,049	4,213
Gross profit	660	518	2,346
Selling, general and administrative expenses	346	293	1,243
Foreign exchange (gain)/loss, net	(48)	65	97
Operating income	362	160	1,006
Interest and dividend income	40	27	112
Interest expense	(5)	(7)	(15)
Interest expense reversed	—	—	28
Gain on sale of investments, net	6	1	95
Other income, net	3	4	19
Income before income taxes	406	185	1,245
Income tax expense	73	35	47
Net Income	333	150	1,198
Earnings per share
Basic	$0.26	$0.12	$0.93
Diluted	$0.25	$0.12	$0.92
Weighted average number of common shares used in computing earnings per share
Basic	129,251,485	128,105,007	128,254,916
Diluted	133,200,892	128,238,563	130,241,085
Total assets	9,714	7,556	9,012
Cash and cash equivalents	587	466	635
Investments	4,173	2,532	3,842

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2

In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs. 2,586 ($ 102 including an interest demand of approximately $ 58) and another Demand in January 2009 of approximately Rs. 11,330 for the A.Y. 2005-06 including an interest demand of approximately Rs. 4,225 ($ 252 including an interest demand of approximately $ 94). These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2010 or settlement of appeal whichever is earlier.

As per stay of demand order, till March 2010, the Company has paid sum of Rs. 660 ($ 15) for the A.Y. 2003-04 and Rs. 2,218 ($ 49) for the A.Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 6,302 ($ 140 including an interest demand of approximately $ 42) for A.Y. 2004-05 and Rs. 2,617 ($ 58 including an interest demand of approximately $ 31) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A.Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company, and therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y. 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

3	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

4	The above summary of consolidated financial results was taken on record by the Board of Directors at its adjourned meeting held on 29 April 2010.

1

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of consolidated financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2010	2009	2009

Exchange Rate (Rs.)	44.95	50.87	46.40
Net revenues	77,454	79,691	304,346
Cost of revenues	47,770	53,345	195,487
Gross profit	29,684	26,346	108,859
Selling, general and administrative expenses	15,557	14,913	57,665
Foreign exchange (gain)/loss, net	(2,143)	3,308	4,497
Operating income	16,270	8,125	46,697
Interest and dividend income	1,778	1,384	5,208
Interest expense	(218)	(353)	(693)
Interest expense reversed	—	—	1,303
Gain on sale of investments, net	270	73	4,393
Other income, net	151	180	879
Income before income taxes	18,251	9,409	57,787
Income tax expense	3,281	1,802	2,208
Net Income	14,970	7,607	55,579
Earnings per share
Basic	11.58	5.94	43.33
Diluted	11.24	5.93	42.67
Total assets	436,657	384,380	418,148
Cash and cash equivalents	26,394	23,718	29,445
Investments	187,557	128,818	178,268

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
29 April 2010	Chief Executive Officer

2

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2010, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2010 (Audited)	2009 (Audited)	2009 (Audited)

Income
Sales and service income	78,163	77,644	314,615
Other operating income/(expenses)	3,319	(2,618)	(2,835)
	81,482	75,026	311,780

Expenditure
Personnel costs	45,620	46,794	183,573
Selling, general and administration costs	15,750	16,772	64,435
Depreciation (net of transfer from revaluation reserves)	2,863	2,881	14,208
	64,233	66,447	262,216

Profit from Operations before Other Income and Interest	17,249	8,579	49,564
Other income	1,969	1,285	11,081
Profit Before Interest	19,218	9,864	60,645

Interest costs	219	391	772
Profit After Interest for the period/year	18,999	9,473	59,873

Provision for taxation	5,056	2,332	5,445
MAT credit entitlement	(1,761)	(651)	(4,391)
Provision for taxation-Fringe benefits	—	140	158
Net profit for the period/year	15,704	7,652	58,661

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,587	2,562	2,583

Reserves excluding revaluation reserves			350,590
Earnings per equity share of Rs.2 each
- Basic	12.15	5.97	45.74
- Diluted	11.75	5.96	44.93
Dividend per share (Face value per equity share of Rs. 2 each)			3.00

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standard on Consolidated Financial Statements, mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’).

2

The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprise of the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

3

The subsidiaries considered in the consolidated financial statements as at 31 March 2010 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems (Czech) s.r.o, Patni Computer Systems Brasil Ltda, PCS Computer Systems Mexico SA de CV and Patni (Singapore) Pte. Ltd.

4	Paid up equity share capital does not include Rs. 34 (2009: Rs. Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

5	Investor complaints for the three months ended 31 March 2010:

Pending as on 1 January 2010	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	19	19	—

6	Statement of Utilisation of ADS Funds as of 31 March 2010

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			10,009
2 Utilised for Capital expenditure for office facilities			42,482
3 Exchange loss			1,208
Total			53,699

7	Total Public Shareholding*

	As of 31 March		As of 31 December
	2010	2009	2009
- Number of Shares	32,739,237	29,972,109	32,479,658
- Percentage of Shareholding	25.31%	23.40%	25.15%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by promoters and promoter group and American Depository Receipt shareholders).

1

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

	As of 31 March 2010	As of 31 March 2009	As of 31 December 2009
Promoters and Promoter group Shareholding
a) Pledge/Encumbered
— Number of shares	Nil	Nil	Nil
— Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil	Nil	Nil
— Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B) Non-encumbered
— Number of shares	60,091,202	61,974,202	60,091,202
— Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%	100%
— Percentage of shares (as a % of the total share capital of the Company)	46.46%	48.38%	46.54%

8

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,330 for the A.Y. 2005-06 including an interest demand of approximately Rs. 4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 as per the earlier assessments.The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2010 or settlement of appeal whichever is earlier. As per stay of demand order, till March 2010 the Company has paid sum of Rs. 660 for the A.Y. 2003-04 and Rs. 2,218 for the A.Y. 2005-06 as such the matter is under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of Rs. 6,302 for A.Y. 2004-05 and Rs. 2,617 for A.Y. 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A. Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y. 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

9

The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

2

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

10	Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 31 March 2010
Sales and service income	9,185	22,795	24,012	9,457	12,714	78,163
Balances as at 31 March 2010
Sundry debtors	7,397	11,843	15,850	7,440	8,801	51,331
Unbilled revenue	1,764	4,850	6,105	3,092	2,315	18,126
Billings in excess of cost and estimated earnings	(73)	(94)	(422)	(208)	(840)	(1,637)
Advance from customers	(106)	(64)	(243)	(124)	(301)	(838)

Particulars	Financial services	Insurance	Maufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 31 March 2009
Sales and service income	10,694	21,378	22,415	11,184	11,973	77,644
Balances at 31 December 2009
Sundry debtors	6,269	11,734	18,475	7,924	6,495	50,897
Unbilled revenue	1,047	1,199	3,245	2,523	1,168	9,182
Billings in excess of cost and estimated earnings	(123)	(140)	(1,148)	(465)	(784)	(2,660)
Advance from customers	(152)	(26)	(216)	(115)	(37)	(546)

Industry segments of the Group comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising product engineering). The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

11	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

12	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 29 April 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
29 April 2010	Chief Executive Officer

5

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 31 March		Year ended 31 December
	2010	2009	2009

Consolidated net income as per Indian GAAP	15,704	7,652	58,661
Income taxes	(2)	(96)	(318)
Foreign currency differences	(205)	429	509
Employee retirement benefits	154	(620)	(419)
ESOP related Compensation Cost	(161)	252	(471)
Impairment of Intangibles	—	—	1,396
Business acquisition	(236)	(192)	(903)
Others	13	9	(4)
Total	(437)	(218)	(210)
Consolidated net income as per US GAAP	15,267	7,434	58,451

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

6

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2010, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2010	2009	2009
	(Audited)	(Audited)	(Audited)
Income
Sales and service income	45,769	40,952	173,486
Other operating income / (exepense)	3,495	(3,387)	(3,161)
	49,264	37,565	170,325
Expenditure
Personnel costs	21,600	18,944	81,247
Selling, general and administration costs	8,635	6,879	31,114
Depreciation (net of transfer from revaluation reserves)	2,297	2,198	9,198
	32,532	28,021	121,559

Profit from operations before Other Income and Interest	16,732	9,544	48,766
Other income	1,919	1,225	10,087
Profit before interest	18,651	10,769	58,853
Interest costs	219	285	674
Profit from Ordinary Activities before tax	18,432	10,484	58,179

Provision for taxation	4,356	2,429	8,108
MAT credit entitlement	(1,761)	(602)	(4,342)
Provision for taxation - Fringe benefits	—	122	140

Profit after taxation	15,837	8,535	54,273

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,587	2,562	2,583
Reserves excluding revaluation reserves	—	—	316,592

Earnings per equity share of Rs. 2 each
- Basic	12.25	6.66	42.32
- Diluted	11.84	6.63	41.47
Dividend per share (Face value per equity share of Rs. 2 each)			3.00

Notes :

1	Investor complaints for the quarter ended 31 March 2010:

Pending as on 1 January 2010	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	19	19	—

2	Statement of Utilisation of ADS Funds as of 31 March 2010

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment:
1 Held as short term investments			10,009
2 Utilised for Capital expenditure for office facilities			42,482
3 Exchange loss			1,208
Total			53,699

1

Patni Computer Systems Limited	FAX to SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2010, as per Indian GAAP (Standalone)(Contd.)

3	Total Public Shareholding *

	As of 31 March		As of 31 December
	2010	2009	2009
- Number of Shares	32,739,237	29,972,109	32,479,658
- Percentage of Shareholding	25.31%	23.40%	25.15%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by promoters and promoter group and American Depository Receipt shareholders ).

Promoters and Promoter group Shareholding

		As of 31 March 2010	As of 31 March 2009	As of 31 December 2009
4
	a) Pledge/Encumbered
	— Number of shares	Nil	Nil	Nil
	— Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil	Nil	Nil
	— Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
	B) Non-encumbered
	— Number of shares	60,091,202	61,974,202	60,091,202
	— Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%	100%
	— Percentage of shares (as a % of the total share capital of the Company)	46.46%	48.38%	46.54%

5	Paid up equity share capital does not include Rs. 34 (2009 : Rs. Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

6

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,330 for the A.Y. 2005-06 including an interest demand of approximately Rs. 4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 as per the earlier assessments.The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2010 or settlement of appeal whichever is earlier. As per stay of demand order, till March 2010 the Company has paid sum of Rs. 660 for the A.Y. 2003-04 and Rs. 2,218 for the A.Y. 2005-06 as such the matter is under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of Rs. 6,302 for A.Y. 2004-05 and Rs. 2,617 for A.Y. 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A. Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y. 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

7

The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

8	Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentations.

9	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at the adjourned meeting held on 29 April 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
29 April 2010	Chief Executive Officer

2

Press Release

Patni’s Q1 2010 Net Income* up 122.7% YoY

Mumbai, India, April 29, 2010: Patni Computer Systems Limited (Patni) today announced its financial results for the first quarter ended 31st March 2010

* Important Note: As stated in our earnings release of Q4 2009, based on reviews  certain tax positions for previous years was written back which led to a one time increase in other income of US$ 1.5 million and decrease in tax expense of US$ 9.5 million. Consequently, profit after tax had increased by US$ 11.0 million for Q4 2009. These Variations were referred to as “Extra Ordinary Items” in said press release. In this release these have been separately shown as exclusion for non-GAAP presentation in respective lines of gross profit, other income, tax expense and net income, for comparative purposes and should be read together with the reported US GAAP results.

•                  Performance Highlights for the quarter ended March 31,2010

•                  Revenues for the quarter at US$ 172.3 million (Rs.7,745.4 million)

•                  Up 1.3% QoQ from US$ 170.2 million (Rs.7,896.1 million)

•                  Up 10.0% YoY from US$ 156.7 million (Rs.7,969.1 million)

•                  Constant currency Revenues up 1.9 % for the quarter

•                  Revenue concentration of Top 10 customers reduced sequentially to 48.7% from 50.9% in previous quarter.

•                  Operating Income for the quarter at US$ 36.2 million (Rs.1,627.0 million)

•                  Up 8.7% QoQ from US$ 33.3 million (Rs.1,545.6 million)

•                  Up 126.6% YoY from US$ 16.0 million  (Rs.812.4 million)

•                  Forex gain for the quarter US$ 4.8 million, up 49% QoQ

•                  Net Income for the quarter at US$ 33.3 million (Rs.1,497.1 million)

•                  Down 17.7% QoQ from US$ 40.5 million (Rs. 1,878.4 million)

•                  Up 13.1% QoQ from US$ 29.4 million  (Excluding extra ordinary items)

•                  Up 122.7% YoY from US$ 15.0 million (Rs.760.7 million)

•                  EPS for the quarter at US$ 0.26 per share (US$ 0.52 per ADS).

Future Outlook:

•                  Q2 CY2010 Revenues are expected to be at US$ 171 million to US$ 172 million and  Net Income (Excluding the hedging  Gain/Loss) is  expected  to  be  in  the  range  of  US$ 27 million to US$ 28 million

•                  This guidance is based on constant Rupee -USD rate of Rs.45.5.

•                  Mark to Market foreign exchange gain during Q2 2010 is expected to be in the range of US$ 2.5 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

www.patni.com

Management Comments

Mr.Jeya Kumar, Chief Executive Officer, said, “Operating performance for Q1 2010 has been better than expectation. We are making strategic investments to our business in line with our micro vertical based strategy. These initiatives and expansion of coverage will start reflecting in higher market share for us in the mid term. Short term supply side pressures in term of higher than planned attrition were challenges that we faced and have been actioned for correctness. Overall we are pleased with the performance for the quarter. Our guidance for next quarter reflects short terms caution than mid to long term trends.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “Our operating margins management efforts have paid off with well managed cost structures and efficient forex and treasury management as reflected in the numbers. Growth investments and initiatives are in place and are being executed. We will continue to focus on productivity based savings to fund operating investments as we scale our business through organic and in organic means.”

Corporate Developments

Appointments:

•                  Patni appoints Alison Fry as new HR Director for EMEA region

Patni announced that it has appointed Alison Fry as its new Human Resources Director for the EMEA region. Alison has more than 20 years’ industry experience and will be responsible for the entire HR function within Patni’s EMEA business. Alison joins Patni from Real HR Consulting, where she provided HR outsourcing consultancy to organizations in the financial and technology sectors.  Before that, she worked in senior HR roles within companies such as TCS, SHL, Sony UK, Steria and Hitachi Data Systems.

Awards & Recognition:

•                  Patni wins award for innovative HR practices

Patni recently announced that it has received the award for ‘Innovative Retention Strategies’ at the World HRD Congress 2010. The prestigious global HRD event, which honors organizational transformation and development, saw a congregation of 189 companies from over 25 countries. Rajesh Padmanabhan, EVP and Global HR Head at Patni, was also awarded the prestigious ‘HR Professional of the Year’ for his leadership and contribution in the field of HR.

Expansion:

•                  Patni bags large multiyear contract from Universal American and enters TPA segment

Patni has announced a 5 year agreement for providing end-to-end policy administration services for Universal American Corp. (Universal American). Patni has also signed a definitive agreement to acquire CHCS Services, Inc., a wholly owned subsidiary of Universal American.

The acquisition creates a new hub for Patni in Pensacola, Fla. and establishes a new line of business for Patni as a Third-Party Administrator (TPA) in the insurance and healthcare sector, significantly enhancing its existing BPO capabilities to deliver end-to-end platform based solutions and TPA services to insurance providers’ back-office transactions.

•                  Patni Establishes New BPO Delivery Center in Texas for North American Customers

Patni announced the establishment of a new North American hub for Business Process Outsourcing operations in El Paso, Texas. The move was triggered by a multiyear, multimillion-dollar BPO services contract with a leading healthcare technology and services provider. When fully staffed, it will employ more than 300 skilled professionals providing a wide range of insurance, financial services, F&A, technical support and multi-lingual helpdesk services to Patni’s North American clients. In addition, the BPO services deal strengthens Patni’s healthcare delivery capability across the Payers and Providers segment.

•                  Patni Computer Systems Opens New IT Delivery Center in Queretaro, Mexico

Patni recently hosted a ribbon-cutting ceremony to unveil a new state-of-the-art IT business center in Queretaro, Mexico, that will expand Patni’s global delivery initiative and serve as the hub of the company’s expansion efforts in Latin American markets. Patni is moving from its temporary facility into a permanent location in a high-rise building at ITESM Technological Park of Tech de Monterrey.

(Figures in Million US$ except EPS and Share Data)

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME — US GAAP (US$ ‘000) for the quarter / period ended

	GAAP					NON GAAP Dec 31 2009			GAAP	NON GAAP 2009
Particulars	Mar 31 2010	Mar 31 2009	YoY change %	Dec 31 2009	QoQ change %	Extra Ordinary items **	Dec 31 2009 (Excluding Extra Ordinary Items)	QoQ change %	2009 (Audited)	Extra Ordinary Items		2009 (Excluding Extra Ordinary Items)

Revenue	172.3	156.7	10.0%	170.2	1.3%		170.2	1.3%	655.9	—		655.9
Cost of revenues	102.2	101.1	1.1%	101.2	1.0%		101.2	1.0%	405.1	(1.2	)(1)	406.2
Depreciation	4.0	3.8	7.2%	4.4	-8.2%		4.4	-8.2%	16.2	—		16.2
Gross Profit	66.0	51.8	27.5%	64.5	2.3%	—	64.5	2.3%	234.6	1.2		233.5
Sales and marketing expenses	15.9	13.3	19.2%	14.2	11.5%		14.2	11.5%	53.8	—		53.8
General and administrative expenses	18.2	16.1	12.9%	18.4	-1.1%		18.4	-1.1%	68.2	—		68.2
Provision for doubtful debts and advances	0.6	(0.1)	-809.9%	1.8	-68.4%		1.8	-68.4%	2.3	—		2.3
Foreign exchange (gain) / loss, net	(4.8)	6.5	-173.3%	(3.2)	49.0%		(3.2)	49.0%	9.7	—		9.7
Operating income	36.2	16.0	126.6%	33.3	8.7%	—	33.3	8.7%	100.6	1.2	(2)	99.5
Other income / (expense), net	4.4	2.5	74.6%	4.3	3.6%	1.5	2.7	62.7%	23.9	3.0	(3)	20.9
Income before income taxes	40.6	18.5	119.5%	37.6	8.1%	1.5	36.0	12.7%	124.5	4.2	(4)	120.3
Income taxes	7.3	3.5	106.1%	(2.9)	-350.0%	(9.5)	6.6	10.9%	4.8	(17.8	)(5)	22.6
Net income/(loss)	33.3	15.0	122.7%	40.5	-17.7%	11.0	29.4	13.1%	119.8	22.0	(6)	97.8
Earning per share
- Basic	$0.26	$0.12	120.7%	$0.31	-18.1%		$0.23	12.6%	$0.93			$0.76
- Diluted	$0.25	$0.12	114.4%	$0.31	-18.0%		$0.22	12.7%	$0.92			$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	129,251,485	128,105,007		128,640,543			128,640,543		128,254,916			128,254,916
- Diluted	133,200,892	128,238,563		132,730,301			132,730,301		130,241,085			130,241,085

** Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years
(2) - Impact of 1
(3) - Due to write back of provision for interest/ penalties of earlier years
(4) - Impact of 2 and 3
(5) - Due to write back of provision for income tax of earlier years
(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were higher by 1.3% sequentially to US$ 172.3 million (Rs.7,745.4 million), from US$ 170.2 million (Rs.7,896.1 million) in the preceding quarter. Revenue growth at constant currency was up 1.9%. Number of active clients were 260 at quarter end as compared to 272 in Q4 2009. New clients acquisitions during the quarter were 9.

Gross Margin

Gross Margins were at 38.3% or US$ 66.0 million (Rs.2,968.4 million) against 37.9% or US$ 64.5 million (Rs.2,995.1 million) in the previous quarter. Improvement in Gross margin is primarily on account of higher operating efficiencies.

Overall non cash expenses were US$ 5.3 million which includes depreciation and amortization expenses of US$ 4.5 million and stock option charge of US$ 0.8 million. Corresponding expenses for Q4 were US$ 4.9 million for depreciation and amortization and US$ 0.8 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 15.9 million (Rs.712.7 million) at 9.2% as compared to US$ 14.2 million (Rs.660.1 million) at 8.4% in the previous quarter.

G&A expenses during the quarter were at US$ 18.2 million (Rs.816.9 million) or 10.5% as compared to US$ 18.4 million (Rs.852.8 million) at 10.8% during the previous quarter.

Overall non cash expenses is US$ 3.6 million which includes depreciation and amortization expenses at US$ 2.2 million for the quarter as against US$ 1.6 million in Q4 2009 and stock option charge at US$ 1.4 million for the quarter as against US$ 1.7 million in Q4 2009.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter were at US$ 4.8 million (Rs.214.3 million) as compared to foreign exchange gain of US$ 3.2 million (Rs.148.5 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was Rs.44.91. Outstanding contracts at the end of Q1 2010 were about US$ 356 million which were contracted in the range of Rs.41.1 to Rs 49.4.

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 36.2 million (Rs.1,627.0 million) or at 21.0% during the quarter as compared to US$ 33.3 million or at 19.6% during previous quarter.

Other Income

For Q1 CY2010, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 2.6% or US$ 4.4 million (Rs.198.2 million) during the quarter as compared to 2.5% or US$ 4.3 million (Rs.197.4 million) during previous quarter.

Other Income adjusted for Extra ordinary items was at US$ 2.7 million or at 1.6% during previous quarter.

Profit before Tax

Profit before tax for the quarter at 23.6% was US$ 40.6 million (Rs.1,825.2 million),higher by 8.1% as compared to US$ 37.6 million (Rs.1,743.0 million) during previous quarter. Profit before Tax adjusted for Extra Ordinary items was sequentially higher by 12.7% from US$ 36.0 million.

Income Taxes

Income tax for the quarter was at US$ 7.3 million (Rs.328.1 million) at an effective tax rate of 18.0%.

Net Income

Consequently, net income for the quarter is at 19.3% was US$ 33.3 million (Rs.1,497.1 million), lower by 17.7% as compared to previous quarter net income of US$ 40.5 million (Rs.1,878.4 million). Net Income adjusted for Extra ordinary items was sequentially higher by 13.1% from US$ at US$ 29.4 million.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 33.3 million (Rs.1,497.1 million),cash from operating activities was at US$ 13.3 million (Rs.596.7 million) net of changes in current assets and liabilities of US$ (-) 26.8 million and non cash charges of US$ 6.7 million.

Net cash used in investing activities was US$ 21.3 million (Rs.958.2 million) including capital expenditure of US$ 2.5 million (Rs.111.0 million),net cash invested in securities US$ 18.8 million (Rs.847.2 million).

Net cash inflow on financing activities was US$ 1.4 million (Rs.63.4 million) comprising proceeds from common shares issued of US$ 1.5 million (Rs.65.6 million) and US$(-) 0.1 million (Rs.2.2 million) on other financing activities. Over all cash and cash equivalents (including short term investments) post revaluation, were at US$ 467.3 million (Rs.21,006.7 million), as compared to US$ 439.3 million (Rs.20,384.3 million) at the close of Q4 2009.

Receivables at the end of Q1 2010 were at US$114.3 million as compared to US$ 109.4 million at the end of Q4 2009. Number of days outstanding (Including Unbilled receivables) for current quarter was 80 days as compared to 69 days in Q4 2009

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter  / period ended

Particulars	Mar 31 2010	Mar 31 2009	Dec 31 2009	2009
Exchange rate$1 = INR	44.95	50.87	46.40	46.40
Revenue	7,745.4	7,969.1	7,896.1	30,434.6
Cost of revenues	4,595.5	5,142.9	4,696.9	18,795.7
Depreciation	181.5	191.7	204.1	753.1
Gross Profit	2,968.4	2,634.5	2,995.1	10,885.9
Sales and marketing expenses	712.7	676.7	660.1	2,495.0
General and administrative expenses	816.9	818.7	852.8	3,166.3
Provision for doubtful debts and advances	26.1	(4.2)	85.1	105.2
Foreign exchange (gain) / loss, net	(214.3)	330.8	(148.5)	449.7
Operating income	1,627.0	812.4	1,545.6	4,669.6
Other income / (expense), net	198.2	128.4	197.4	1,109.0
Income before income taxes	1,825.2	940.9	1,743.0	5,778.6
Income taxes	328.1	180.2	(135.5)	220.8
Net income/(loss)	1,497.1	760.7	1,878.4	5,557.8
Earning per share
- Basic	11.58	5.94	14.60	43.33
- Diluted	11.24	5.93	14.15	42.67
Weighted average number of common shares used in computing earnings per share
- Basic	129,251,485	128,105,007	128,640,543	128,254,916
- Diluted	133,200,892	128,238,563	132,730,301	130,241,085

Important Notes to this release:

•    Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended March 31, 2010

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of around 14,000; multiple global delivery centers spread across 13 cities worldwide; 28 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 656 million for the year 2009.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2008 certified and SEI-CMMI-Dev Level 5 (V 1.2) organization. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

NOTES:

• Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended March 31, 2010.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

Fact Sheet Summary Index

2

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  — US GAAP (US$ ‘000) for the quarter / period ended

	GAAP					NON GAAP Dec 31 2009			GAAP	NON GAAP 2009
Particulars	Mar 31 2010	Mar 31 2009	YoY change %	Dec 31 2009	QoQ change %	Extra Ordinary items **	Dec 31 2009 (Excluding Extra Ordinary Items)	QoQ change %	2009 (Audited)	Extra Ordinary Items		2009 (Excluding Extra Ordinary Items)
Revenue	172,312	156,655	10.0%	170,174	1.3%		170,174	1.3%	655,918			655,918
Cost of revenues	102,236	101,098	1.1%	101,226	1.0%		101,226	1.0%	405,079	(1,158	)(1)	406,237
Depreciation	4,038	3,768	7.2%	4,399	-8.2%		4,399	-8.2%	16,230			16,230
Gross Profit	66,038	51,789	27.5%	64,549	2.3%		64,549	2.3%	234,609	1,158		233,451
Sales and marketing expenses	15,856	13,303	19.2%	14,225	11.5%		14,225	11.5%	53,770			53,770
General and administrative expenses	18,173	16,094	12.9%	18,379	-1.1%		18,379	-1.1%	68,240			68,240
Provision for doubtful debts and advances	581	(82)	-809.9%	1,834	-68.4%		1,834	-68.4%	2,267			2,267
Foreign exchange (gain) / loss, net	(4,767)	6,503	-173.3%	(3,199)	49.0%		(3,199)	49.0%	9,693			9,693
Operating income	36,196	15,970	126.6%	33,310	8.7%		33,310	8.7%	100,639	1,158	(2)	99,481
Other income / (expense), net	4,409	2,525	74.6%	4,254	3.6%	1,544	2,710	62.7%	23,900	3,039	(3)	20,861
Income before income taxes	40,605	18,495	119.5%	37,564	8.1%	1,544	36,020	12.7%	124,539	4,197	(4)	120,342
Income taxes	7,299	3,542	106.1%	(2,919)	-350.0%	(9,500)	6,581	10.9%	4,759	(17,814	)(5)	22,573
Net income/(loss)	33,306	14,954	122.7%	40,483	-17.7%	11,044	29,439	13.1%	119,780	22,011	(6)	97,769
Earning per share
- Basic	$0.26	$0.12	120.7%	$0.31	-18.1%		$0.23	12.6%	$0.93			$0.76
- Diluted	$0.25	$0.12	114.4%	$0.31	-18.0%		$0.22	12.7%	$0.92			$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	129,251,485	128,105,007		128,640,543			128,640,543		128,254,916			128,254,916
- Diluted	133,200,892	128,238,563		132,730,301			132,730,301		130,241,085			130,241,085

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

1

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	31-Mar-10 (Unaudited)	31-Dec-09 (Audited)	31-Mar-09 (Unaudited)
Assets
Total current assets	663,397	602,966	474,906
Goodwill	65,504	65,839	65,227
Intangible assets, net	21,840	22,895	26,010
Property, plant, and equipment, net	144,403	147,632	144,321
Other assets	76,284	61,850	45,150
Total assets	971,428	901,181	755,613
Liabilities
Total current liabilities	116,292	110,253	145,285
Capital lease obligations excluding current installments	79	91	151
Other liabilities	42,390	43,803	41,447
Total liabilities	158,761	154,147	186,882
Total shareholders’ equity	812,667	747,034	568,731
Total liabilities & shareholders’ equity	971,428	901,181	755,613

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Mar 31 2010 (Unaudited)	Dec 31 2009 (Unaudited)	Mar 31 2009 (Unaudited)	2009 (Audited)
Net cash provided by operating activities	13,275	48,087	8,270	137,206
Net cash used in investing activities	(21,317)	(52,055)	(18,055)	(132,699)
Capital expenditure, net	(2,469)	(3,830)	(5,840)	(18,711)
Investment in securities, net	(18,848)	(48,225)	(12,215)	(113,987)
Net cash provided / (used) in financing activities	1,410	5,414	(66)	(3,150)
Others	(50)	(53)	(66)	(225)
Common shares issued / (Buy Back)	1,459	5,467	—	6,332
Dividend on common shares	0	(0)	(0)	(9,257)
Net increase / (decrease) in cash and equivalents	(6,633)	1,446	(9,852)	1,358
Effect of exchange rate changes on cash and equivalents	1,892	4,366	(3,661)	1,963
Cash and equivalents at the beginning of the period	63,459	57,647	60,138	60,138
Cash and equivalents at the end of the period	58,718	63,459	46,625	63,459

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Mar 31 2010 (Audited)	Mar 31 2009 (Audited)	YoY Change %	Dec 31 2009 (Unaudited)	QoQ Change %	2009 (Audited)
Sales and service income	7,816,300	7,764,443	0.7%	7,883,311	-0.9%	31,461,457
Other income	528,829	(133,383)	-496.5%	364,223	45.2%	824,648
Total income	8,345,129	7,631,060	9.4%	8,247,533	1.2%	32,286,105
Staff costs	4,562,003	4,679,425	-2.5%	4,503,345	1.3%	18,357,288
Selling, general and administration expenses	1,861,287	1,965,300	-5.3%	1,922,121	-3.2%	7,864,280
Interest	21,906	39,048	-43.9%	13,514	62.1%	77,200
Total expenditure	6,445,196	6,683,773	-3.6%	6,438,979	0.1%	26,298,768
Net profit before tax and adjustments	1,899,933	947,287	100.6%	1,808,554	5.1%	5,987,337
Provision for taxation	329,575	182,107	81.0%	(246,964)	-233.5%	121,195
Profit/(loss) for the period after taxation	1,570,358	765,180	105.2%	2,055,518	-23.6%	5,866,141
Profit and loss account, brought forward	22,972,249	18,102,057	26.9%	21,912,675	4.8%	18,102,057
Amount available for appropriation	24,542,607	18,867,237	30.1%	23,968,193	2.4%	23,968,198
Proposed dividend on equity shares	—	—	0.0%	387,378	-100.0%	387,383
Dividend on equity shares	—	—	0.0%	—	0.0%
Dividend tax	—	—	0.0%	65,835	-100.0%	65,836
Transfer to general reserve	—	—	0.0%	542,731	-100.0%	542,731
Profit and loss account, carried forward	24,542,607	18,867,237	30.1%	22,972,248	6.8%	22,972,248
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	12.15	5.97	103.4%	15.98	-24.0%	45.74
- Diluted	11.75	5.96	97.1%	15.47	-24.0%	44.93
Weighted average number of common shares used in computing earnings per share

- Basic	129,251,485	128,105,007		128,640,543		128,254,916
- Diluted	133,642,520	128,371,535		132,877,290		130,560,132

1

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	31-Mar-10	31-Dec-09	31-Mar-09
Assets
Current assets, loans and advances	12,786,771	11,521,915	11,472,319
Goodwill	4,629,076	4,765,305	5,048,944
Fixed assets(Net of Depreciation)	8,103,057	8,269,096	8,947,131
Investments	18,644,419	17,751,943	12,384,722
Deferred tax asset, net	778,338	893,334	935,117
Total assets	44,941,661	43,201,593	38,788,233
Liabilities
Current liabilities and provisions	7,593,076	7,616,163	9,242,803
Secured loans	7,599	9,447	15,526
Deferred tax liability, net	65,820	66,589	138,926
Total liabilities	7,666,495	7,692,199	9,397,255
Total shareholders’ equity	37,275,166	35,509,394	29,390,978
Total liabilities & shareholders’ equity	44,941,661	43,201,593	38,788,233

B3)CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Mar 31 2010 (Audited)	Dec 31 2009 (Unaudited)	Mar 31 2009 (Audited)	2009 (Audited)

Cash flows from / (used in) operating activities (A)	449,134	2,241,852	226,604	6,124,977

Cash flows used in investing activities (B)	(802,967)	(2,353,242)	(762,375)	(5,895,967)

Cash flows from / (used in) from financing activities (C)	64,892	196,153	(2,415)	(199,718)

Effect of changes in exchange rates (D)	(26,651)	95,047	(29,652)	(8,420)

Net increase / (decrease) in cash and cash equivalents during the period (A+B+C+D)	(315,592)	179,810	(567,838)	20,872

Cash and cash equivalents at the beginning of the period	2,952,622	2,772,812	2,931,750	2,931,750

Cash and cash equivalents at the end of the period	2,637,030	2,952,622	2,363,912	2,952,622

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Mar 31 2010	Mar 31 2009	Dec 31 2009	2009

Consolidated net income as per Indian GAAP	1,570,400	765,181	2,055,500	5,866,100
Income taxes	(200)	(9,549)	(109,500)	(31,800)
Foreign currency differences	(20,500)	42,852	(16,000)	50,900
Employee retirement benefits	15,400	(61,963)	11,600	(41,900)
ESOP related Compensation Cost	(16,100)	25,163	(7,700)	(47,100)
Impairment of Intangible				139,600
Amortisation of Intangibles , arising on Business acquisition	(23,600)	(19,210)	(25,300)	(90,300)
Others	1,300	906	(1,300)	(400)
Total	(43,700)	(21,801)	(148,200)	(21,000)

Consolidated net income as per US GAAP	1,526,700	743,380	1,907,300	5,845,100

2

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Mar 31 2010	Mar 31 2009	Dec 31 2009	2009
Exchange rate$1 = INR	44.95	50.87	46.40	46.40
Revenues	7,745,434	7,969,058	7,896,066	30,434,601
Cost of revenues	4,595,495	5,142,876	4,696,878	18,795,688
Depreciation	181,529	191,668	204,114	753,060
Gross Profit	2,968,411	2,634,514	2,995,073	10,885,852
Sales and marketing expenses	712,705	676,740	660,054	2,494,951
General and administrative expenses	816,881	818,694	852,782	3,166,329
Provision for doubtful debts and advances	26,095	(4,160)	85,114	105,188
Foreign exchange (gain) / loss, net	(214,278)	330,822	(148,452)	449,749
Operating income	1,627,008	812,418	1,545,576	4,669,636
Other income / (expense), net	198,191	128,445	197,383	1,108,958
Income before income taxes	1,825,199	940,863	1,742,959	5,778,593
Income taxes	328,094	180,161	(135,455)	220,812
Net income/(loss)	1,497,105	760,702	1,878,413	5,557,781
Earning per share
- Basic	11.58	5.94	14.60	43.33
- Diluted	11.24	5.93	14.15	42.67
Weighted average number of common shares used in computing earnings per share
- Basic	129,251,485	128,105,007	128,640,543	128,254,916
- Diluted	133,200,892	128,238,563	132,730,301	130,241,085

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Mar-10	As on 31-Dec-09	As on 31-Mar-09
Exchange rate$1 = INR	44.95	46.40	50.87
Assets
Total current assets	29,819,716	27,977,605	24,158,448
Goodwill	2,944,383	3,054,908	3,318,113
Intangible assets, net	981,689	1,062,318	1,323,116
Property, plant, and equipment, net	6,490,917	6,850,120	7,341,601
Other assets	3,428,968	2,869,832	2,296,763
Total assets	43,665,673	41,814,783	38,438,042
Liabilities
Total current liabilities	5,227,338	5,115,758	7,390,639
Capital lease obligations excl. installments	3,555	4,208	7,667
Other liabilities	1,905,409	2,032,457	2,108,399
Total liabilities	7,136,302	7,152,423	9,506,705
Total shareholders’ equity	36,529,370	34,662,361	28,931,337
Total liabilities & shareholders’ equity	43,665,673	41,814,783	38,438,042

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Exchange rate $1 = INR	44.95	46.40	50.87	46.40
Net cash provided by operating activities	596,725	2,231,224	420,671	6,366,367
Net cash used in investing activities	(958,219)	(2,415,343)	(918,481)	(6,157,214)
Capital expenditure, net	(110,999)	(177,719)	(297,105)	(868,202)
Investment in securities, net	(847,220)	(2,237,624)	(621,376)	(5,289,012)
Investment in subsidiary, net of cash acquired	—	—	—	—
Net cash provided / (used) in financing activities	63,360	251,208	(3,355)	(146,155)
Others	(2,246)	(2,444)	(3,345)	(10,448)
Common shares issued, net of expenses	65,604	253,666	—	293,800
Dividend on common shares	2	(14)	(10)	(429,507)
Net increase / (decrease) in cash and equivalents	(298,134)	67,090	(501,165)	62,998
Effect of exchange rate changes on cash and equivalents	85,026	202,601	(186,240)	91,080
Cash and equivalents at the beginning of the period	2,852,487	2,674,812	3,059,243	2,790,424
Cash and equivalents at the end of the period	2,639,379	2,944,503	2,371,838	2,944,503

3

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Americas	79.7%	80.5%	78.9%	80.1%
EMEA	13.4%	14.0%	15.1%	14.2%
APAC	6.8%	5.5%	6.0%	5.7%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Insurance	29.0%	30.5%	27.3%	29.7%
Manufacturing, Retail and Distribution	30.8%	30.3%	29.2%	29.0%
Financial Services	11.7%	12.0%	13.7%	12.8%
Communications,Media & Utilities	12.2%	12.3%	14.4%	13.5%
Product Engineering Services	16.3%	14.8%	15.3%	15.0%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Application Development & Maintenance	64.6%	65.8%	65.1%	65.2%
Package software implementation	13.4%	12.8%	13.7%	13.3%
Product Engineering Services	12.1%	11.2%	11.4%	11.2%
Infrastructure Management Services	5.0%	5.3%	3.5%	4.9%
Business Process Outsourcing	4.9%	4.8%	6.3%	5.4%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Time and Material	56.4%	57.6%	62.4%	59.4%
Fixed Price (including Fixed Price SLA)	43.6%	42.4%	37.6%	40.6%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Top client	11.7%	11.1%	12.3%	11.9%
Top 5 Clients	36.4%	37.0%	33.7%	36.5%
Top 10 Clients	48.7%	50.9%	46.8%	49.7%
Client data
No of $1 million clients	92	92	94	92
No of $5 million clients	27	26	26	26
No of $10 million clients	16	15	20	15
No of $50 million clients	3	2	2	2
No of new clients	9	20	22	56
No. of active Clients	260	272	320	272
% of Repeat Business	92.5%	93.7%	94.1%	94.0%

E3) REVENUE MIX AND UTILIZATION

	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Efforts
Onsite	25.2%	26.9%	28.3%	27.4%
Offshore	74.8%	73.1%	71.7%	72.6%

Revenue
Onsite	53.2%	54.9%	57.9%	55.8%
Offshore	46.8%	45.1%	42.1%	44.2%

Utilization	79.9%	77.4%	70.3%	74.9%

4

Financial and Operating Information
for the quarter ended March 31, 2010	April 29, 2010

E4) EMPLOYEE METRICS

	Mar 31 2010	Dec 31 2009	Mar 31 2009	2009
Total Employees	13,959	13,995	14,540	13,995
Offshore	11,118	11,264	11,693	11,264
Onsite	2,841	2,731	2,847	2,731
Total	13,959	13,995	14,540	13,995

Total Employees
Sales & Support Staff	1,415	1,484	1,550	1,484
Net Additions	(36)	388	(354)	(899)
Attrition (LTM) excluding BPO	17.7%	13.7%	15.5%	13.7%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Mar 31, 2010)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,766	—	—
Navi Mumbai	267,411	3,189	—	—
Airoli	462,845	4,487	—	—
Pune	306,020	3,276	—	—
Gandhinagar	37,014	404	—	—
Noida	501,100	3,751	—	—
Hyderabad	97,497	757	—	—
Bangalore	114,330	1,249	—	—
Chennai	148,000	1,192	—	—
	2,117,865	20,071	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Mar 31 2010	Dec 31 2009	Mar 31 2009
Rupee
Period end rate	44.91	46.52	50.70
Period average rate	45.89	46.62	50.17
Other Currencies (Average Rate)
AUD	0.90	0.91	0.66
EURO	1.38	1.48	1.31
GBP	1.56	1.64	1.44
YEN	0.01	0.01	0.01

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 29, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary